VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

2023 ANNUAL SHAREHOLDERS MEETING – DECEMBER 11, 2023 AT 10:00 AM PACIFIC TIME

CONTROL ID:
REQUEST ID:

The undersigned, a shareholder of Visionary Education Technology Holdings Group Inc. (the "Company"), does hereby appoint and authorize Fan Zhou and Katy Liu, or any of them, each with the full power of substitution, to represent the undersigned and vote all of the common shares of the Company held of record as of the close of business on October 16, 2023, with all of the powers that the undersigned would possess if personally present, at the 2023 Annual Shareholders Meeting of the Company on December 11, 2023, or at any postponement or adjournment thereof. The undersigned hereby revokes all proxies previously given.

In their discretion, Ms. Zhou and Ms. Liu, or any of them, are authorized to vote upon such other business that is properly brought before the 2023 Annual Shareholders Meeting.

This proxy, when properly executed, will be voted as directed, or if no direction is given, will be voted "FOR" fixing the number of directors and all director nominees, "FOR" Proposals 2, 3 and 4, and in the discretion of the proxy holders on any other matters that are properly brought before the 2023 Annual Shareholders Meeting.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS

If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
INTERNET:	https://www.iproxydirect.com/gv
PHONE:	1-866-752-VOTE(8683)

↓ Please ensure you fold then detach and retain this portion of this Proxy ↓

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2023 ANNUAL SHAREHOLDERS MEETING
The Notice and Proxy Statement and Annual Report on Form 20-F are available on https://www.iproxydirect.com/gv

2023 ANNUAL SHAREHOLDERS MEETING OF VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The Board recommends a vote "**FOR**" to fix the number of directors and all director nominees,"**FOR**" Proposals 2, 3 and 4.

Proposal 1 →	**FOR**	**AGAINST**	**ABSTAIN**
To approve a special resolution to fix number of Directors to that determined by the board of directors	☐	☐	☐

Election of Directors:	**FOR**	**WITHHOLD**
Fan Zhou	☐	☐
Dr. Simon Tang	☐	☐
Honorable Peter A.S. Milliken	☐	☐
William Chai	☐	☐
Michael Viotto	☐	☐

CONTROL ID:

REQUEST ID:

Proposal 2 →	**FOR**	**AGAINST**	**ABSTAIN**
To approve by special resolution the reverse stock split or consolidation of the Company's Common Shares on the basis of fifteen (15) pre-consolidation Common Shares for one (1) post-consolidation Common Share, or such other consolidation ratio as may be approved by the Directors on or prior to the Annual Shareholders Meeting, which aims to increase the market price of individual shares and reduce the total number of outstanding shares.	☐	☐	☐

Proposal 3 →	**FOR**	**AGAINST**	**ABSTAIN**
To approve by special resolution the name change of the Company from "Visionary Education Technology Holdings Group Inc." to "Visionary Holdings Inc."	☐	☐	☐

Proposal 4 →	**FOR**	**WITHOLD**
To approve the appointment of MNP LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2023	☐	☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

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IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ______________________, 2023

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(Print Name of Shareholder and/or Joint Tenant)

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(Signature of Shareholder)

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(Second Signature if held jointly)